Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue NW
Washington, DC 20004
July 28, 2010
VIA EDGAR
Mr. James O’Connor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re: RidgeWorth Funds (the “Trust”) —File Nos. 033-45671 and 811-06557
Dear Mr. O’Connor:
This is in response to your comments regarding the Trust’s post-effective amendment no. 81 to its registration statement as filed with the U.S. Securities and Exchange Commission (“SEC”) on May 28, 2010, which we discussed by telephone on July 14, 2010. Your comments and the Trust’s responses are set forth below.
1.	Comment: You have asked whether there is a ticker symbol for the Corporate Trust Shares of the Institutional U.S. Government Securities Money Market Fund.
Response: The Trust confirms that there is no ticker symbol for the Corporate Trust Shares of the Institutional U.S. Government Securities Money Market Fund.
2.	Comment: You have asked that clarification be provided to the fee waiver and/or expense reimbursement footnote where acquired fund fees and expenses are referenced in the footnote but no acquired fund fees and expenses are included as a line item in the fee table.
Response: The footnote has been revised to provide the requested clarification.
3.	Comment: For those series of the Trust (“Funds”) that invest in American Depositary Receipts (“ADRs”), you have asked whether there is a percentage limitation on the investment in ADRs.
Response: Generally, the Funds are permitted by their investment policies to invest in ADRs and no specific limitation on the percentage of assets that may be committed to ADRs has been imposed on the Funds.
4.	Comment: For those Funds that invest in derivatives, you have asked whether there is a percentage limitation on the investment in derivatives.
Response: Generally, the Funds are permitted by their investment policies to invest in derivative instruments and no specific limitation on the percentage of assets that may be committed to derivatives has been imposed on the Funds.

Mr. James O’Connor
July 28, 2010

5.	Comment: For those Funds that invest in exchange-traded funds (“ETFs”), you have asked whether there is a percentage limitation on the investment in ETFs.
Response: Generally, the Funds are permitted by their investment policies to invest in ETFs and no specific limitation on the percentage of assets that may be committed to ETFs has been imposed on the Funds other than as may be required by the Investment Company Act of 1940 and the rules thereunder.
6.	Comment: You have asked that the “Derivatives Risk” disclosure in the summary section be revised to include disclosure that the loss on investments in derivatives may exceed the initial investment.

Response: The requested disclosure has been added
7.	Comment: You have asked that the narrative relating to the performance bar chart and table be modified so that it more closely conforms to the applicable narrative set forth in Form N-1A.
Response: The narrative has been modified as requested.
8.	Comment: You have asked whether the international indices included in the performance tables are the net or gross version of each respective index.
Response: The adviser to the Trust has confirmed that net versions of the international indices are used and that the characterization of these indices as ‘net’ is reflected in each index’s name.
The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in its registration statement, (ii) SEC staff comments or changes to disclosures in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement, and (iii) it may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please contact me at (202) 739-5778 with questions or comments.
Sincerely,

/s/ Magda El Guindi-Rosenbaum
Magda El Guindi-Rosenbaum